                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                         Commission File Number 1-14599

                        Infinity Broadcasting Corporation
                             Employees' 401 (k) Plan
                            (Full title of the Plan)

                        Infinity Broadcasting Corporation
                               40 West 57th Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                               TABLE OF CONTENTS

                                                                          PAGE

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits                             2

Statement of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                               4

SCHEDULES

1 - Line 27(a) - Schedule of Assets Held for Investment Purposes           16

2 - Line 27(d) - Schedule of Reportable Transactions                       17


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT


The Trustees
Infinity Broadcasting Corporation
    Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1998 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedules that accompany the Plan's financial statements do not disclose a historical cost of certain plan assets held by the former Plan Trustee in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                                              /S/ KPMG LLP


June 18, 1999

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997


                                                                          1998                 1997
                                                                          ----                 ----
Assets:
Investment at fair value (note 3):
   Cash and cash equivalents                                           $     6,900                  --
   Short term fund:
      Fidelity Cash Reserves Fund                                               --           1,560,021
   Bond funds:
      Massachusetts Financial Services Bond Fund                         1,233,331                  --
      Fidelity Intermediate Bond Fund                                           --             828,425
      Fidelity Global Bond Fund                                                 --             204,216
   Balanced funds:
      George Putnam Fund of Boston                                         368,101                  --
      Oppenheimer Main Street Income & Growth Fund                         642,901                  --
   Equity funds:
      Massachusetts Financial Services Massachusetts
           Investors Trust Fund                                          6,842,409                  --
      Fidelity Advisor Growth Opportunities Fund                        13,547,494                  --
      Fidelity Advisor Equity Growth Fund                                4,888,272                  --
      Putnam Voyager Fund                                                  763,871                  --
      Massachusetts Financial Services Emerging Growth Fund              1,884,909                  --
      Massachusetts Financial Services World Equity Fund                   552,457                  --
      Fidelity Equity Income Fund                                               --           5,116,451
      Fidelity Magellan Fund                                                    --          10,630,293
      Fidelity Contrafund                                                       --           2,957,353
      Fidelity Emerging Markets Fund                                            --             579,668
      Company Stock Fund (note 1(a))                                     5,846,466           4,471,627
   Fixed Income fund:
      Fidelity Managed Income Portfolio                                         --             375,335
   Loans to participants                                                 1,128,318             620,696
                                                                       -----------          ----------

                                                                        37,705,429          27,344,085
                                                                       -----------          ----------
Investments at contract value:
   Metropolitan Life Guaranteed Investment Contract,
      6% in 1998 and 1997                                                       --             193,360
   Federated Capital Preservation Fund, 6% in 1998                       2,832,169                  --
                                                                       -----------          ----------

                                                                         2,832,169             193,360
                                                                       -----------          ----------

                            Total investments                           40,537,598          27,537,445
                                                                       -----------          ----------
Receivables:
   Contributions receivable - participants                                 297,815             602,252
   Contributions receivable - employer                                     435,072                  --
                                                                       -----------          ----------

                            Total receivables                              732,887             602,252
                                                                       -----------          ----------

                            Net assets available for benefits          $41,270,485          28,139,697
                                                                       ===========          ==========


See accompanying notes to financial statements.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                       Statement of Changes in Net Assets
                             Available for Benefits

                          Year ended December 31, 1998



Additions to net assets attributed to (note 3):
    Investment income:
       Net appreciation in fair value of investments                    $ 5,275,532
       Interest and dividends                                             1,185,158
       Interest on loans                                                     39,637
                                                                        -----------

                                                                          6,500,327
                                                                        -----------

    Contributions:
       Participants'                                                      5,625,315
       Employer's (note 1(c))                                             1,421,577
                                                                        -----------

                   Total contributions                                    7,046,892
                                                                        -----------

    Plan merger (note 1(a))                                               1,754,191
                                                                        -----------

                   Total additions                                       15,301,410
                                                                        -----------

Deductions from net assets attributed to (note 3):
    Benefits paid to participants                                         2,170,622
                                                                        -----------

                   Total deductions                                       2,170,622
                                                                        -----------

                   Net increase                                          13,130,788

Net assets available for benefits:
                   Beginning of year                                     28,139,697
                                                                        -----------

                   End of year                                          $41,270,485
                                                                        ===========


See accompanying notes to financial statements.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)    DESCRIPTION OF PLAN

       The following brief description of the Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement for more complete information.

       (a)    GENERAL

              The Plan, which became effective on January 1, 1988, is a defined-contribution plan available to all eligible employees of Infinity Media Corporation (formerly known as Infinity Broadcasting Corporation) ("Old Infinity" or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On December 31, 1996, the acquisition of Old Infinity by Westinghouse Electric Corporation ("Westinghouse") was consummated. Each issued and outstanding share of Old Infinity common stock was converted into 1.71 shares of Westinghouse common stock. In December 1997, Westinghouse changed its name to CBS Corporation ("CBS"). The underlying security in the company stock fund is CBS Common Stock.

              Effective April 1, 1998 (the "Merger Date"), the Granum Communications, Inc. 401(k) Plan (the "Granum Plan") was merged into the Plan. The net assets of the Granum Plan, amounting to $1,754,191, and participants' investment accounts, were transferred to funds of the Plan considered to be of similar quality and nature of the Granum Plan. In addition, the Bank of Boston was named the trustee of the combined Plan.

              Effective the Merger Date, the Company and the Plan trustee changed the Plan's investment elections, as detailed in note 1(i). The new investment elections expanded the participant's choice of funds in which to direct participant contributions. The participants' account balances were transferred into funds of similar quality and nature, as determined by the trustee and the Company, unless otherwise directed by the participant.

       (b)    ELIGIBILITY

              All full-time employees of the Company, except members of collective bargaining units, become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21. All part-time employees of the Company, except members of collective bargaining units, become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21 and completion of one year of service, as defined. Entry dates are January 1, April 1, July 1 and October 1.


                                       4                             (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (c)    CONTRIBUTIONS

              PARTICIPANTS

              Participants may elect to defer, in multiples of 1%, up to 15% of their compensation per pay period through payroll deductions. A participant's maximum annual tax-deferred contribution was limited to $10,000 and $9,500 for 1998 and 1997, respectively. This limitation is adjusted annually as provided by Section 402(g)(5) of the Internal Revenue Code (the "Code"). Participants may also elect to contribute after-tax compensation up to 10%. Participants may elect to allocate their contributions among a number of specified options within the guidelines defined in the plan agreement (see note 1(i)).

              All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan's Administrative Committee.

              EMPLOYER

              The Company may make discretionary contributions to the Plan. Such amounts may be allocated to the specified funds as determined by its Board of Directors for each plan year. Effective April 1, 1998 and for the remainder of the year, the Company made matching contributions on a quarterly basis in CBS common stock. The matching contribution during the period was $.50 on each $1 of the participant's tax deferred contribution up to 5% of participant earnings. The matching contribution made by the Company for the plan year 1998 amounted to $1,421,577. The Company did not make a contribution to the Plan during 1997.

              Subject to the limitations of Section 415(c) of the Code, the maximum aggregate employee and employer contributions for each participant shall be the lesser of $30,000 or 25% of the participant's annual compensation.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, if any, and (b) the participant's share of the Plan's earnings or losses. Allocations are based on participant account balances, as defined.


                                       5                             (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       e)     VESTING

              A participant's interest in all voluntary and rollover contributions is fully vested and nonforfeitable at all times. All contributions by the Company that are allocated to a participant's account and earnings thereon will become fully vested and nonforfeitable according to the following schedule, based on years of continuous service (including service prior to the inception of the Plan):

                       YEARS OF SERVICE                     VESTED PERCENTAGE
                       ----------------                     -----------------

                 Less than 1 year                                   0%
                 1 year but less than 2 years                      33%
                 2 years but less than 3 years                     66%
                 3 years or more                                  100%

              In accordance with the provisions of the Plan, the aforementioned method and timing of vesting shall be revised if the Plan has been determined to be "top-heavy," as defined by the Code.

              In addition, the participant will become fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

       (f)    DISTRIBUTIONS

              Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter.

              Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant's contributions without regard to earnings thereon.

              Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account will be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant.

              Upon the death of a participant, distribution of the participant's vested account will be made to a designated beneficiary in a lump sum no later than one year after the participant's death.


                                       6                             (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (g)    PARTICIPANT LOANS

              Participants may obtain loans against their respective participant accounts. Each participant who has less than two loans outstanding from the Plan may request a loan. Upon approval by the Administrative Committee, the terms of the loan shall be agreed to by the participant and such committee. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a dwelling unit, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by Chase Manhattan Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant's account. Each loan is limited to the lesser of (a) $50,000 or (b) 50% of the participant's interest in the tax-deferred contribution account and the employer contribution account. Loans are subject to a minimum of $1,000. Principal and interest are paid semi-monthly and are included in interfund transfers, net.

       (h)    FORFEITURES

              Nonvested amounts, which are forfeited as a result of participants terminating their employment, shall be used to reduce future employer contributions.

       (i)    INVESTMENT OPTIONS

              Effective April 1, 1998, except for the Company Stock Fund which became available effective July 1, 1998, a participant may direct participant contributions in any of the following investments:

              Massachusetts Financial Services Bond Fund - Funds are invested primarily in debt securities issued by the U.S. Government (Treasury Bonds) and corporate bonds.

              George Putnam Fund of Boston - Funds are invested in both stocks and bonds to produce capital growth and current income.

              Oppenheimer Main Street Income & Growth Fund - Funds are invested in growth oriented stocks and income producing stocks and bonds.

              Massachusetts Financial Service Massachusetts Investors Trust Fund
              - Funds are invested in stocks of strong, well-established companies that pay dividends.

              Fidelity Advisor Growth Opportunities Fund - Funds are invested in a broad range of companies, industries and securities. The fund seeks growth opportunities in small, medium and large companies.

              Fidelity Advisor Equity Growth Fund - Funds are invested in common stocks of companies with above average growth characteristics.


                                       7                             (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              Putnam Voyager Fund - Funds are invested in common stock of both large and small companies.

              Massachusetts Financial Services Emerging Growth Fund - Funds are invested in common stock of small and medium companies expected to show earnings growth over time at a rate faster than the economy and rate of inflation.

              Massachusetts Financial Services World Equity Fund - Funds are invested in equities issued by mid-cap, large and growth-oriented foreign and domestic companies.

              Company Stock Fund - Funds are invested in the common stock of CBS Corporation (see note 2(c)).

              Federal Capital Preservation Fund - Funds are invested in various registered investment contracts issued and guaranteed by major U.S. and Canadian life insurance companies, and other stable value products.

              Also effective April 1, 1998, the following plan investment elections were discontinued.

              Fidelity Cash Reserves Fund - Funds are invested in a mutual fund which is invested in short-term, money market instruments believed to be of high quality by the fund's manager.

              Fidelity Intermediate Bond Fund - Funds are invested primarily in fixed income obligations of all types.

              Fidelity Global Bond Fund - Funds are invested principally in debt securities issued anywhere in the world.

              Fidelity Equity Income Fund - Funds are invested primarily in income-producing equity securities. These securities may include common stocks, preferred stocks, convertible securities and warrants.

              Fidelity Magellan Fund - Funds are invested primarily in common stock and securities convertible into common stock of domestic, foreign and multinational issuers that, in the opinion of the fund's manager, offer potential for growth.

              Fidelity Contrafund - Funds are invested in securities of those companies believed by the fund's manager to be undervalued. The fund will usually invest primarily in common stock and securities convertible into common stock.

              Fidelity Emerging Markets Fund - The fund aggressively seeks capital appreciation by investing in emerging markets in pursuance of its goal. The fund focuses on countries with relatively low gross national product per capita compared with the world's major economies, and with the potential for rapid growth.


                                       8                             (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              Fidelity Managed Income Portfolio - Funds are invested in an open-ended commingled pool which invests in a portfolio of short- and long-term conventional and synthetic guaranteed investment contracts issued by insurance companies and other institutions. The fund's portfolio is not guaranteed.

              Metropolitan Life Guaranteed Investment Contract - Funds are invested in registered investment contracts guaranteed by the insurance company.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

       (b)    ADMINISTRATION AND MANAGEMENT OF THE PLAN

              The general administration of the Plan and the responsibility for carrying out the provisions of the Plan have been placed with an Administrative Committee, which consists of at least one person appointed by the Board of Directors of the Company.

              Effective April 1, 1998, BankBoston was appointed trustee of the plan. As trustee, BankBoston receives all plan contributions and sends contributions to the investment funds. The Federated Capital Preservation Fund is invested in a collective trust, the trustee of which is Federated Bank and Trust.

              During 1997 and the first quarter of 1998, certain members of the management group of the Company acted as trustees for the Plan. All investments were held by Fidelity Institutional Retirement Services Company ("Fidelity"), Metropolitan Life Insurance Company ("Metropolitan") and Merrill Lynch.

       (c)    INVESTMENTS

              The funds are stated at fair value and are based on the values of the underlying securities at quoted market prices. Changes in the valuation of the funds during the year are reflected as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

              During 1995, the investment options available under the Plan were broadened to include the option to invest in the Infinity Broadcasting Stock Fund, which was converted into CBS common stock (formerly known as Westinghouse Corporation common stock) on December 31, 1996. The participants' option to invest in the Company Stock Fund was suspended during 1996 and 1997 and reinstated during July 1998. The Company Stock Fund is stated at fair value based on the quoted market price of the underlying securities of CBS's common stock at December 31, 1998 and 1997.


                                       9                             (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              The guaranteed investment contract with Metropolitan was stated at cost plus accrued interest (contract value). Participants with balances in this fund earned interest at a guaranteed annual rate of approximately 6% in 1998 and 1997. These funds were guaranteed against loss of principal by Metropolitan. The interest rate is subject to periodic adjustment by Metropolitan.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Participant loans are valued at cost, which approximates fair value.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    CASH AND CASH EQUIVALENTS

              Cash and cash equivalents contain both a non-interest-bearing checking account held by the plan sponsor and a money market account managed by BankBoston, plan trustee. At December 31, 1998, the money market account contained $6,900.

       (f)    USE OF ESTIMATES

              The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates.

       (g)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits, with fund information.



                                       10                            (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(3)    INVESTMENTS

       The following table presents the Plan's investments at December 31, 1998 and 1997. Investments representing 5% or more of the Plan's net assets available for benefits are separately identified.

                                                               1998                                  1997
                                                 ---------------------------------   -----------------------------------
                                                    NO. OF                                NO. OF
                                                 SHARES/UNITS          AMOUNT          SHARES/UNITS           AMOUNT
                                                 ------------          ------          ------------           ------
Investments at fair value:
  Fidelity Cash Reserves Fund                             --         $        --          1,560,021         $ 1,560,021
  Massachusetts Financial Services
     Massachusetts Investor Trust Fund               337,897           6,842,409                 --                  --
  Fidelity Advisor Growth
     Opportunities Fund                              269,655          13,547,494                 --                  --
  Fidelity Advisor Equity Growth Fund                 85,623           4,888,272                 --                  --
  Fidelity Equity Income Fund                             --                  --             97,624           5,116,451
  Fidelity Magellan Fund                                  --                  --            111,581          10,630,293
  Fidelity Contrafund                                     --                  --             63,422           2,957,353
  Company Stock Fund                                 476,097           5,846,466            151,586           4,471,627
  Other funds (less than 5%
     of net assets)                                       --           6,580,788                 --           2,608,340
                                                                     -----------                            -----------

                                                                      37,705,429                             27,344,085
                                                                     -----------                            -----------

Guaranteed investment contracts:
    Metropolitan Life Guaranteed
       Investment Contract, 6% in
       1998 and 1997                                                          --                                193,360
    Federated Capital Preservation Fund,
       6% in 1998                                    283,216           2,832,169                 --                  --
                                                                     -----------                            -----------

                                                                       2,832,169                                193,360
                                                                     -----------                            -----------

           Total investments                                         $40,537,598                            $27,537,445
                                                                     ===========                            ===========


                                       11                           (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                           December 31, 1998 and 1997

                          Notes to Financial Statements


The following table represents the activity in each of the accounts during 1998:

                                                                                              Investment Income
                                                                          ---------------------------------------------------------
                                                                                Net          Interest                      Total
                                                              Beginning     appreciation       and         Interest      investment
                                                             of the year   (depreciation)    dividends     on loans        income
                                                             -----------   --------------    ---------     --------        ------
Investments at fair value:
    Cash and cash equivalents                               $         --             --        17,254         8,279         25,533
    Short-term fund:
      Fidelity Cash Reserves Fund                              1,560,021             --        20,217            --         20,217
    Bond funds:
      Massachusetts Financing Services Bond Fund                      --        (12,529)       39,802           708         27,981
      Fidelity Intermediate Bond Fund                            828,425             --        12,982            --         12,982
      Fidelity Global Bond Fund                                  204,216            711         2,655            --          3,366
    Balanced funds:
      George Putnam Fund of Boston                                    --         17,382         4,486           881         22,749
      Oppenheimer Main Street Inc & Growth                            --        100,887         1,428         4,309        106,624
    Equity funds:
      Massachusetts Financing Services
         Massachusetts Investors Trust Fund                           --        145,687       314,409         5,214        465,310
      Fidelity Advisor Growth Opportunities Fund                      --      1,437,532         7,632         6,538      1,451,702
      Fidelity Advisor Equity Growth Fund                             --        366,489       472,019         4,710        843,218
      Putnam Voyager Fund                                             --        107,181        46,806         2,014        156,001
      Massachusetts Financing Services
         Emerging Growth Fund                                         --        196,432        17,353         3,236        217,021
      Massachusetts Financing Services
         World Equity Fund                                            --         32,626        24,216         1,272         58,114
      Fidelity Equity Income Fund                              5,116,451        493,826        81,006            --        574,832
      Fidelity Magellan Fund                                  10,630,293      1,497,689            --            --      1,497,689
      Fidelity Contrafund                                      2,957,353        369,816         4,555            --        374,371
      Fidelity Emerging Markets Fund                             579,668         42,031            --            --         42,031
      Company Stock Fund (note 1(a))                           4,471,627        538,204         7,332           442        545,978
    Fixed income fund:
      Fidelity Managed Income Portfolio                          375,335             --         7,401            --          7,401
    Loans to participants                                        620,696             --            --            --             --
                                                            ------------     ----------     ---------    ----------     ----------
                                                              27,344,085      5,333,964     1,081,553        37,603      6,453,120
                                                            ------------     ----------     ---------    ----------     ----------
Investments at contract value:
    Metropolitan Life Guaranteed Investment
      Contract, 6% in 1998 and 1997                              193,360             --         2,111            --          2,111
    Federated Capital Preservation Fund, 6% in 1998                   --             --       101,494         2,034        103,528
                                                            ------------     ----------     ---------    ----------     ----------
                                                                 193,360             --       103,605         2,034        105,639
                                                            ------------     ----------     ---------    ----------     ----------
Investments merged from terminated
    plan (note 1):
      Schwab Money Market Fund                                        --         (9,801)           --            --         (9,801)
      Warburg Pincus Intermediate Government Fund                     --          1,131            --            --          1,131
      Founders Balanced Fund                                          --           (703)           --            --           (703)
      Invesco Industrial Income Fund                                  --         (3,886)           --            --         (3,886)
      Kaufman Aggressive Growth Fund                                  --        (37,309)           --            --        (37,309)
      Warburg Pincus International Equity Fund                        --         (7,864)           --            --         (7,864)
                                                            ------------     ----------     ---------    ----------     ----------
                                                                      --        (58,432)           --            --        (58,432)
                                                            ------------     ----------     ---------    ----------     ----------
                                                              27,537,445      5,275,532     1,185,158        39,637      6,500,327

Participants' contributions receivable                           602,252             --            --            --             --
Employer's contributions receivable                                   --             --            --            --             --
                                                            ------------     ----------     ---------    ----------     ----------
                          Total net assets available for
                              plan benefits                 $ 28,139,697      5,275,532     1,185,158        39,637      6,500,327
                                                            ============     ==========     =========    ==========     ==========

                                       12                           (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                           December 31, 1998 and 1997

                          Notes to Financial Statements




                                                                      Contributions                   New loans to
                                                           -----------------------------------------  participants,
                                                                                           Total       inter-fund       Inter-fund
                                                           Participants     Employer   contributions    transfers        transfers
                                                           ------------     --------   -------------    ---------        ---------
Investments at fair value:
    Cash and cash equivalents                              $ 1,457,346            --     1,457,346       (568,949)       (658,501)
    Short-term fund:
      Fidelity Cash Reserves Fund                                   --            --            --             --      (1,580,238)
    Bond funds:
      Massachusetts Financing Services Bond Fund               115,417            --       115,417        (16,079)      1,195,904
      Fidelity Intermediate Bond Fund                               --            --            --             --        (841,407)
      Fidelity Global Bond Fund                                     --            --            --             --        (207,582)
    Balanced funds:
      George Putnam Fund of Boston                             144,798            --       144,798         (4,267)        211,823
      Oppenheimer Main Street Inc & Growth                     458,423            --       458,423         (1,582)         80,621
    Equity funds:
      Massachusetts Financing Services
        Massachusetts Investors Trust Fund                     529,977            --       529,977        (20,850)      6,145,044
      Fidelity Advisor Growth Opportunities Fund               999,407            --       999,407        (77,397)     11,683,683
      Fidelity Advisor Equity Growth Fund                      563,706            --       563,706        (50,197)      3,683,215
      Putnam Voyager Fund                                      568,019            --       568,019         (2,764)         40,865
      Massachusetts Financing Services
        Emerging Growth Fund                                   531,422            --       531,422        (18,147)      1,177,559
      Massachusetts Financing Services
        World Equity Fund                                      259,073            --       259,073         (2,659)        243,020
      Fidelity Equity Income Fund                                   --            --            --             --      (5,691,283)
      Fidelity Magellan Fund                                        --            --            --             --     (12,045,278)
      Fidelity Contrafund                                           --            --            --             --      (3,331,724)
      Fidelity Emerging Markets Fund                                --            --            --             --        (621,699)
      Company Stock Fund (note 1(a))                            43,407       986,505     1,029,912        (87,681)        148,593
    Fixed income fund:
      Fidelity Managed Income Portfolio                             --            --            --             --        (382,736)
    Loans to participants                                           --            --            --        867,818              --
                                                           -----------     ---------    ----------     ----------     -----------
                                                             5,670,995       986,505     6,657,500         17,246        (750,121)
                                                           -----------     ---------    ----------     ----------     -----------
Investments at contract value:
    Metropolitan Life Guaranteed Investment
      Contract, 6% in 1998 and 1997                                 --            --            --             --        (176,404)
    Federated Capital Preservation Fund, 6% in 1998            258,757            --       258,757        (17,246)      2,622,284
                                                           -----------     ---------    ----------     ----------     -----------
                                                               258,757            --       258,757        (17,246)      2,445,880
                                                           -----------     ---------    ----------     ----------     -----------

Investments merged from terminated
    plan (note 1):
      Schwab Money Market Fund                                      --            --            --             --        (262,901)
      Warburg Pincus Intermediate Government Fund                   --            --            --             --        (107,385)
      Founders Balanced Fund                                        --            --            --             --        (214,293)
      Invesco Industrial Income Fund                                --            --            --             --        (344,028)
      Kaufman Aggressive Growth Fund                                --            --            --             --        (505,407)
      Warburg Pincus International Equity Fund                      --            --            --             --        (261,745)
                                                           -----------     ---------    ----------     ----------     -----------
                                                                    --            --            --             --      (1,695,759)
                                                           -----------     ---------    ----------     ----------     -----------
                                                             5,929,752       986,505     6,916,257             --              --

Participants' contributions receivable                        (304,437)           --      (304,437)            --              --
Employer's contributions receivable                                 --       435,072       435,072             --              --
                                                           -----------     ---------    ----------     ----------     -----------
                         Total net assets available for
                             plan benefits                 $ 5,625,315     1,421,577     7,046,892             --              --
                                                           ===========     =========    ==========     ==========     ===========

                                       13                           (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                           December 31, 1998 and 1997

                          Notes to Financial Statements




                                                               Loan
                                                            repayments,                     Benefits         Net
                                                            inter-fund        Plan          paid to        increase         End of
                                                            transfers        merger       participants     (decrease)        year
                                                            ---------        ------       ------------     ----------        ----
Investments at fair value:
    Cash and cash equivalents                              $   240,029             --        (488,558)          6,900          6,900
    Short-term fund:
      Fidelity Cash Reserves Fund                                   --             --              --      (1,560,021)            --
    Bond funds:
      Massachusetts Financing Services Bond Fund                 2,380             --         (92,272)      1,233,331      1,233,331
      Fidelity Intermediate Bond Fund                               --             --              --        (828,425)            --
      Fidelity Global Bond Fund                                     --             --              --        (204,216)            --
    Balanced funds:
      George Putnam Fund of Boston                               4,632             --         (11,634)        368,101        368,101
      Oppenheimer Main Street Inc & Growth                      12,880             --         (14,065)        642,901        642,901
    Equity funds:
      Massachusetts Financing Services
        Massachusetts Investors Trust Fund                      13,968             --        (291,040)      6,842,409      6,842,409
      Fidelity Advisor Growth Opportunities Fund                23,253             --        (533,154)     13,547,494     13,547,494
      Fidelity Advisor Equity Growth Fund                       20,845             --        (172,515)      4,888,272      4,888,272
      Putnam Voyager Fund                                       10,526             --          (8,776)        763,871        763,871
      Massachusetts Financing Services
        Emerging Growth Fund                                    12,506             --         (35,452)      1,884,909      1,884,909
      Massachusetts Financing Services
        World Equity Fund                                        5,130             --         (10,221)        552,457        552,457
      Fidelity Equity Income Fund                                   --             --              --      (5,116,451)            --
      Fidelity Magellan Fund                                        --             --         (82,704)    (10,630,293)            --
      Fidelity Contrafund                                           --             --              --      (2,957,353)            --
      Fidelity Emerging Markets Fund                                --             --              --        (579,668)            --
      Company Stock Fund (note 1(a))                             1,104             --        (263,067)      1,374,839      5,846,466
    Fixed income fund:
      Fidelity Managed Income Portfolio                             --             --              --        (375,335)            --
    Loans to participants                                     (360,196)            --              --         507,622      1,128,318
                                                           -----------     ----------     -----------     -----------     ----------
                                                               (12,943)            --      (2,003,458)     10,361,344     37,705,429
                                                           -----------     ----------     -----------     -----------     ----------
Investments at contract value:
    Metropolitan Life Guaranteed Investment
      Contract, 6% in 1998 and 1997                                 --             --         (19,067)       (193,360)            --
    Federated Capital Preservation Fund, 6% in 1998             12,943             --        (148,097)      2,832,169      2,832,169
                                                           -----------     ----------     -----------     -----------     ----------
                                                                12,943             --        (167,164)      2,638,809      2,832,169
                                                           -----------     ----------     -----------     -----------     ----------

Investments merged from terminated
    plan (note 1):
      Schwab Money Market Fund                                      --        272,702              --              --             --
      Warburg Pincus Intermediate Government Fund                   --        106,254              --              --             --
      Founders Balanced Fund                                        --        214,996              --              --             --
      Invesco Industrial Income Fund                                --        347,914              --              --             --
      Kaufman Aggressive Growth Fund                                --        542,716              --              --             --
      Warburg Pincus International Equity Fund                      --        269,609              --              --             --
                                                           -----------     ----------     -----------     -----------     ----------
                                                                    --      1,754,191              --              --             --
                                                           -----------     ----------     -----------     -----------     ----------
                                                                    --      1,754,191      (2,170,622)     13,000,153     40,537,598

Participants' contributions receivable                              --             --              --        (304,437)       297,815
Employer's contributions receivable                                 --             --              --         435,072        435,072
                                                           -----------     ----------     -----------     -----------     ----------
                         Total net assets available for
                             plan benefits                 $        --      1,754,191      (2,170,622)     13,130,788     41,270,485
                                                           ===========     ==========     ===========     ===========     ==========

                       INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(4)    TERMINATION OR AMENDMENT

       The Company intends to continue the Plan indefinitely, but reserves the right to change or terminate the Plan in the future. Upon termination of the Plan, all participant accounts at the date of such termination become 100% vested.


 (5)   FEDERAL INCOME TAXES

       The Plan received a favorable determination letter from the Internal Revenue Service (the "IRS"), dated September 9, 1996, indicating that the Plan qualifies under the provisions of Section 401(a) of the Code and that it is exempt from Federal income taxes under the provisions of
       Section 501(a) of the Code. The Plan has been amended since receiving the determination letter, but the Plan's administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.


(6)    ADMINISTRATIVE COSTS

       All administrative costs are paid by the Company.


(7)    SUBSEQUENT EVENTS

       Effective April 1999, the American Radio Systems Corporation Retirement Savings Plan (the "American Radio Plan") was merged into the Plan. The net assets of the American Radio Plan, amounting to approximately $32.3 million, and the participants' investment accounts, were transferred to funds of the Plan considered to be of similar quality and nature to the American Radio Plan.

       Effective April 1, 1999, the Plan has added the Infinity Broadcasting Stock Fund (the "Infinity Stock Fund") as an investment option under the Plan. The Infinity Stock Fund will solely invest in the Class A Common Stock of Infinity Broadcasting Corporation. In addition, all Company matching contributions will be in the form of Class A Common Stock of Infinity Broadcasting Corporation.




                                       15                            (Continued)

                                                                      SCHEDULE 1


                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



       IDENTITY OF                                                      SHARES/                           CURRENT
          PARTY                   DESCRIPTION OF INVESTMENT              UNITS            COST**           VALUE
          -----                   -------------------------              -----            ------           -----
            --             Cash and cash equivalents                      6,900     $        6,900            6,900
Massachusetts
    Financial Services     Bond Fund                                     92,801          1,259,819        1,233,331
Putnam                     George Putnam Fund of Boston                  20,405            373,362          368,101
Oppenheimer                Main Street Income & Growth Fund              16,109            567,130          642,901
Massachusetts
    Financial Services     Massachusetts Investors Trust Fund           337,897          6,655,380        6,842,409
Fidelity                   Advisor Growth Opportunities Fund            269,655         12,597,235       13,547,494
Fidelity                   Advisor Equity Growth Fund                    85,624          4,519,811        4,888,272
Putnam                     Voyager Fund                                  34,848            661,768          763,871
Massachusetts
    Financial Services     Emerging Growth Fund                          42,263          1,680,376        1,884,909
Massachusetts
    Financial Services     World Equity Fund                             25,377            519,981          552,457

* CBS Corporation          Company Stock Fund                           476,097          4,982,410        5,846,466
Federated                  Capital Reservation Trust Fund               283,217          2,832,169        2,832,169
* Participants             Loans                                                         1,128,318        1,128,318
                                                                                      --------------- ----------------

                                                                                  $     37,784,659       40,537,598
                                                                                      =============== ================


*     Party-in-interest

** Cost is based on the fair value of the assets at the beginning of the plan year which is consistent with prior years' applied method of determining historical cost.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998


     TYPE OF                                                                                                        REALIZED
   TRANSACTION            SHARES                  DESCRIPTION                     COST             PROCEEDS       GAIN (LOSS)
   -----------            ------                  -----------                     ----             --------       -----------
Single
   transactions:
     Sales:

        1                1,545,558      Fidelity Cash Reserves Fund      $      1,545,558**         1,545,558              --
        1                   65,169      Fidelity Contrafund                     2,957,353**         3,407,081         449,728
        1                   97,896      Fidelity Equity Income Fund             5,116,451**         5,630,002         513,551
        1                  110,667      Fidelity Magellan Fund                 10,630,293**        12,041,712       1,411,419

Cumulative
   transactions:
     Purchases:

       133                 324,522      Federated Capital Preservation
                                           Trust                                3,245,219                  --              --

        68                 500,900      *Company Stock Fund                     5,240,702                  --              --

       136                 224,240      Fidelity Advisor Equity
                                           Growth Fund                          5,000,140                  --              --

       140                 295,060      Fidelity Advisor Growth
                                           Opportunities Fund                  13,783,046                  --              --

       149                 371,564      Massachusetts Financial                 7,319,493                  --              --
                                           Services Massachusetts
                                           Investor Trust

       143                 104,839      Massachusetts Financial                 1,423,463                  --              --
                                           Services Bond Fund

       115                  48,372      Massachusetts Financial
                                           Services Emerging Growth
                                           Fund                                 1,928,104                  --              --

        55              37,483,578      Cash and cash equivalents              37,483,578                  --              --

     Sales:

       696              37,476,677      Cash and cash equivalents              37,476,677          37,476,677              --

*   Party-in-interest
** Cost is based on fair value of the assets at the beginning of the plan year which is consistent with prior years' applied method of determining historical cost.

See accompanying independent auditors' report.

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                                      Infinity Broadcasting Corporation
                                      Employees 401 (k) Plan

Dated: 6/24/99                        By: /s/ FARID SULEMAN
                                      ----------------------------
                                      Name: Farid Suleman
                                      Title: Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.                       Description

23                           Consent of KPMG LLP